FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                           22 July 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding XDA Solution sent to the London Stock Exchange on 22 July 2003 press release

PR0331

     O2 ANNOUNCES STRATEGIC AGREEMENT WITH REUTERS FOR ITS XDA SOLUTION


Released 22 July 2003

O2 today announced a major strategic agreement with global information company Reuters (LSE: RTR) for its combined colour PDA and mobile handset - the xda from
O2(1).   Reuters will provide an initial 1000 of its financial market customers in the UK and Germany with the xda, enabling them to access the latest market information whilst on the move using its Reuters 3000 Xtra Companion service.

Reuters 3000 Xtra Companion provides the latest financial information, news, charts, and share prices over PDA devices, enabling financial market professionals to access market information whilst away from their desks or
offices.    It also provides quote lists from Reuters flagship product, Reuters
3000 Xtra, plus related market quotes and analysis. Reuters 3000 Xtra Companion is exclusively available to Reuters 3000 Xtra customers.

Reuters and O2 have worked together to pre-configure the xda with Reuters 3000 Xtra Companion for complete ease of use - customers can access the service
immediately via the xda web browser.    The pages are fully optimised for the
xda.   Customers will also be able to access the service when abroad, via O2's extensive GPRS international roaming service. This includes Singapore, Hong Kong, Germany, France, the Netherlands and Australia (see note to editors).

In addition to Reuters 3000 Xtra Companion, the xda from O2 offers full colour internet access, web-based email, extensive mobile phone capabilities and personal organiser features such as 'contacts' and 'calendar'.

Christopher Hagman, Managing Director, Global Sales, Reuters, commented:
"Financial market professionals know the importance of accessing up to the minute market information, anytime, anywhere. Making Reuters 3000 Xtra Companion available over the xda from O2 helps make this a reality. We selected the xda from O2 because of its ease of use and its extensive roaming capability."

Kent Thexton, Chief Marketing and Data Officer, mmO2 plc, commented: "We are delighted to be working with Reuters. This is a real example of how mobile data is coming of age to deliver tangible business benefits, and applications like this will contribute towards our target of 25% of service revenues from data by end 2004."

Sales of the xda continue to show steady growth - to date more than 66,000(2) devices have been sold in the UK, Germany, Ireland and Asia Pacific. As well as winning excellent reviews, xda users are using its functionality to the full and are consistently mmO2's heaviest data users.

Note to Editors

Key features and benefits of the xda from O2

-        One integrated device rather than a separate pda and mobile phone.

-        Unrestricted, colour access to the Internet - wherever you are.

-        The ability to send, receive and manage email on the move.

-        The ability to make and receive calls whilst online.

-        'Always on' functionality.

- Microsoft (R)Windows (R)Powered Pocket PC 2002, Phone Edition software including: Microsoft (R) Outlook (R), Internet Explorer, Word, Excel, and MSN (R)Messenger.

-        A colour touch-sensitive screen for complete ease of use

-        Internet browsing.

-        Dual-band with hands-free and speaker phone.

-        Synchronisation via a USB connection and docking cradle.

-        Access to unique content developed for the xda.

- Personal Information Management (contact lists, banking information, etc.).


Note to editors

GPRS roaming from O2

O2 in the UK offers GPRS roaming with 32 networks in 28 countries, including Australia, Austria, Belgium, Canada, Czech Republic, Finland, France, Germany, Hong Kong, Ireland, Italy, Malta, Netherlands, Norway, Portugal, Russia, Spain, Sweden, Switzerland and the USA (AT&T and T-Mobile).

O2 in Ireland offers GPRS roaming with the UK, Austria, Italy, USA, Portugal, Spain, Czech Republic, Russia, Finland, Spain, Hong Kong, Singapore, Israel, Switzerland, Sweden, Norway.

O2 in Germany offers GPRS roaming to United Kingdom, Ireland, Netherlands, Finland, Norway, Hong Kong, Switzerland, USA, Spain, Russia, Italy, San Marino, Vatican, Singapore, France, Monaco, Philippines, Poland, Turkey, Sweden, Denmark, Czech Republic, Greece, Spain.


                                     -ends-



mmO2 plc

Following the recent sale of O2 Netherlands, mmO2 has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has approximately 18.7 million customers and some 11,750 employees and reported revenues for the year ended 31 March 2003 of GBP4.874 billion. Data represented 18.2% of total service revenues in the 12 months ending 30 June 2003.

Reuters

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 16,000 staff in 94 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world's largest international multimedia news agency. In 2002, the Reuters Group had revenues of GBP3.6 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

mmO2 contact:
David Nicholas
Head of Media Relations
mmO2 plc
david.nicholas@o2.com
t: +44 (0) 771 575 9176

Reuters contacts:
Yvonne Diaz                                             Johnny Weir
+44 20 7542 2615                                        +44 20 7542 5522
yvonne.diaz@reuters.com                                 johnny.weir@reuters.com


                     mmO2 press office: +44 (0) 1753 628402

   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com





--------------------------


(1) Also includes mobile data network connection and monthly package.

(2) To end June 2003




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 22 July 2003                         By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary